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Carl Ott, MSEE, PMP · 3rd in



Developing Phone Solutions to Protect Seniors and Empower Caregivers | CTO & Co-Founder - teleCalm Inc.

Dallas/Fort Worth Area · 500+ connections · Contact info



Southern Methodist University

Featured



Professional Focus
Carl Ott, MSEE, PMP
mobile: 972.765.2676
Passioniate
Open
Strategic
Determined
Program Management
Product Management
Engineering Management
Leading High-Tech Teams
Business Development
Organizational Development
Building Winning Products
Portfolio & Roadmap
Validation, Verification, Certification
Go-to-Market Planning & Execution
Bold
Resourceful
Innovative
Effective
carl.ott.jr@gmail.com
http://linkedin.com/in/carlott

Mobile and Embedded Product Development Expertise

Professional Focus

Passionate leader with expertise in mobile and embedded product development: ...

teleCalm - protecting seniors - empowering caregivers

teleCalm

Telemarketers and scammers specialize in tak advantage of our loved ones. The most popula

Experience



Chief Technology Officer / Co-Founder
Feb 2017 – Present · 3 yrs 8 mos
Dallas/Fort Worth Area

teleCalm helps families coping with Alzheimer's al
communication challenges.

teleCalm provides the only safe caregiver-manage
assisted living, and in memory care communities.

teleCalm stops problem calls, helps seniors stay c
family members manage service preferences with

teleCalm Overview

Strategic Advisor
Mar 2016 – Feb 2017 · 1 yr
Dallas/Fort Worth Area



Senior Consultant, Product Technology
Aperio Insights
Sep 2012 – Present · 8 yrs 1 mo
Dallas/Fort Worth Area

Aperio Insights is a market research company whi
want and what they are willing to pay for it.

• Real Time Locating Systems (RTLS): Provided customer foot traffic and crowd ana ...see mor



in   Q Search   ⌂   👥   💼

Nov 2013 – Present · 6 yrs 11 mos
Dallas/Fort Worth Area
COTRO provides consulting services for product

Leverage unique expertise:
• Concept exploration

VP Solution Development
WHRZT! Inc
Oct 2015 – Feb 2017 · 1 yr 5 mos
Dallas/Fort Worth Area

WHRZT! was a location and data platform which e
vertical markets to improve safety, security and w

Delivered:

Consultant, Product R&D, Program Manage
RKF Engineering Solutions, LLC
Jan 2012 – Jul 2012 · 7 mos
Washington D.C. Metro Area

Delivered content and structure for a multi-year c
development, system engineering and system inte

Show 4 more experiences ⌄

Education



Southern Methodist University
Master of Science, Electrical Engineering
1988 – 1991

Carnegie Mellon University
Bachelor of Science, Electrical Engineering
1981 – 1985

Licenses & Certifications

Project Management Professional (PMP)
Project Management Institute



Certified ScrumMaster (CSM)
Scrum Alliance
Issued May 2014 · Expired Jun 2020

Skills & Endorsements

Product Management · 97

Endorsed by **Bernard Gutnick and 12 others who are highly skilled at this**

Mobile Devices · 64

Endorsed by **Nelson Wee (黄俊杰) and 11 others who are highly skilled at this**

Program Management · 59

Endorsed by **Dale Weaver and 4 others who are highly skilled at this**

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